Exhibit 99.1

Indivior Provides Business Update; Conference Call at 8:00 AM U.S. EDT

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSES OF ARTICLE 7 OF THE MARKET ABUSE REGULATION (EU) 596/2014 (AS IT FORMS PART OF DOMESTIC LAW IN THE UK BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018).

Richmond, VA, July 9, 2024 - Indivior PLC (Nasdaq/LSE: INDV) today announces a business update encompassing the Group's outlook for Q2 and FY 2024 financial performance, its product portfolio and litigation. Indivior is:
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Updating Q2 net revenue (NR) expectations and FY 2024 guidance to reflect continued adverse market dynamics impacting near-term SUBLOCADE NR growth as well as the initial commercial adoption of OPVEE; At the mid-point, the Group continues to expect strong YOY NR growth for SUBLOCADE of 25% and YOY adjusted operating income growth of 12% in FY 2024;
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Reiterating its medium-term financial outlook for double-digit NR growth and operating margin expansion, based on its confidence in achieving its intermediate and peak NR goals for SUBLOCADE as well as peak NR expectations for OPVEE;
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Discontinuing sales and marketing for PERSERIS due to expected adverse impacts from increased payor management of the category that crystalized in Q2 and that are expected to make the product no longer financially viable; and,
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Reaching a settlement agreement with end payor plaintiffs in the Health Care Services Corp (HCSC) consolidated cases to resolve the litigation for $85m.

Comment by Mark Crossley, CEO of Indivior PLC
"Despite positive early performance trends at the start of the second quarter, SUBLOCADE net revenue (NR) has continued to be impacted more than we expected by a combination of transitory factors, primarily the elimination of COVID emergency measures related to automatic Medicaid coverage renewals. Furthermore, as we look to the second half of the year, the U.S. government has extended renewal allowances for certain States which will further delay the annualization of this significant headwind. We are therefore reducing our FY 2024 guidance to reflect these impacts. Importantly, despite the disproportionate disruption to our patient base, we expect SUBLOCADE NR to grow by 25% at the mid-point of our new guidance range, reflecting strong underlying demand.

Looking beyond these transitory impacts, we remain firm in our conviction that SUBLOCADE's unique profile to address high-powered synthetic opioids, such as fentanyl, provides us with a tremendous opportunity to meet the growing and changing needs of patients. As a result, we continue to be confident that SUBLOCADE will achieve a net revenue run rate of $1 billion as we exit 2025 and ultimately meet our target of greater than $1.5 billion in peak annual net revenue, underpinning the successful delivery of our medium-term profitable growth ambitions.

Separately, we are taking decisive action that we believe is in the best interest of shareholders in two areas. First, we are creating greater certainty for all stakeholders by settling with Plaintiffs ahead of our antitrust trial on July 15th. Second, due to anticipated increased payor management of the category that makes PERSERIS' future no longer financially viable, we have determined to take the required actions to discontinue the product. While we believe discontinuing PERSERIS is the right business decision, unfortunately it will impact our people and patients, and we will support them through this transition."

Discontinuation of PERSERIS Sales & Marketing:
The Group will immediately cease all sales and marketing activities related to PERSERIS. The Group believes this action is in the best interests of shareholders due to the highly competitive market and impending changes that are expected to intensify payor management in the treatment category in which PERSERIS participates. Analysis of forthcoming changes suggests that there is no longer a path forward for PERSERIS that is financially viable. Indivior will continue to supply PERSERIS for the foreseeable future to avoid disruption to patient care but will no longer deploy a dedicated sales force. As a result, we expect to reduce headcount by approximately 130 employees. Indivior does not anticipate material impacts on its other marketed products because of this decision.

Total expected charges related to this action are expected to be approximately $65m, of which approximately $20m are expected to be cash related to severance and termination of certain agreements. These charges will be recognized in the second and third quarters and excluded from adjusted earnings. Ongoing annual operating expense savings are expected to be approximately $50m, with $20m expected to be realized in H2 2024. The impact of this decision on FY 2024 guidance is included in the updated guidance set out below.

Preliminary Q2 Net Revenue Expectations:

The Group is providing the below preliminary expectations for key NR drivers for Q2 2024.

July 9, 2024
Net Revenue (NR)	$295m to $303m (+8% vs. Q2 2023 at the mid-point)
SUBLOCADE NR	$188m to $196m (+24% vs. Q2 2023 at the mid-point)
PERSERIS NR	$10m to $13m

Continued transitory patient treatment disruptions from ongoing Medicaid disenrollments that accelerated at the end of the quarter have disproportionately impacted SUBLOCADE. Combined with lower-than-expected stocking levels in key channels and longer-than-expected activation times with new criminal justice system accounts, SUBLOCADE NR was lower than expected in the second quarter.

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Ongoing Medicaid disenrollments in the second quarter continued to impact new patient starts and refills. At the end of the second quarter, Medicaid disenrollments stood at approximately 23 million1 versus approximately 19 million1 at the end of the first quarter. The continued decline in Medicaid patient levels in the second quarter combined with fewer patients returning to treatment from first quarter Medicaid disenrollments and the Change Healthcare cyber-attack disruption had a greater than expected impact on NR performance in the second quarter. As a result, despite early positive performance trends in the quarter, overall new SUBLOCADE patient growth and refills were below expectations. In addition, Medicaid renewal actions in some instances are being permitted by Centers for Medicare & Medicaid Services (CMS) to extend into the third quarter, likely prolonging the period of SUBLOCADE patient disruption.
1
www.kff.org

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Stocking in the second quarter was also lower than expected, as days of SUBLOCADE inventory on-hand remained relatively unchanged at first quarter levels of under two weeks, which is historically low. The Group now believes its specialty pharmacy and specialty distributors have made permanent one-off inventory adjustments to take advantage of shortened lead times associated with supply efficiencies to organized health and criminal justice system customers.
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While SUBLOCADE NR from the criminal justice system continued to grow strongly in the second quarter, increasing approximately 85% compared to the year-ago quarter, longer lead times to open new criminal justice system accounts also impacted expectations for NR in the second quarter. The Group remains confident this timing issue does not undermine the potential for SUBLOCADE to address the large unmet need in this important and growing new channel.
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Impact of competitor activity was in line with expectations.

OPVEE NR in the second quarter was immaterial (<$1m). The OPVEE experience program continues to increase trial among target customers and user feedback remains overwhelmingly positive. Expected adoption is, however, lagging expectations. The Group continues to update standing orders and grant funding for all opioid reversal medications. As a result, the Group expects that OPVEE NR in FY 2024 will be driven predominantly by fulfilling the first delivery of product under the 10-year contract with BARDA (~$8m).

Updated FY 2024 Guidance1:

Considering the above factors and the cessation of PERSERIS sales and marketing, the Group is updating FY 2024 guidance as set out below. The Group continues to expect solid adjusted operating income growth and adjusted operating margin expansion at the midpoint of approximately 100 basis points versus FY 2023. Beyond 2024, the Group will no longer separately report PERSERIS NR.

	Updated (July 9, 2024)	May 23, 2024
Net Revenue (NR)	$1,150m to $1,215m (+8% at mid-point vs. FY 2023)	$1,240m to $1,330m (+18% at mid-point vs. FY 2023)
SUBLOCADE NR	$765m to $805m (+25% at mid-point vs. FY 2023)	$820m to $880m (+35% at mid-point vs. FY 2023)
OPVEE NR	$9m to $14m Predominantly expected to come from fulfilling first delivery as part of 10-year BARDA2 contract (~$8m)	$15m to $25m
PERSERIS NR	$27m to $33m	$55m to $65m (+43% vs. at mid-point vs. FY 2023)
SUBOXONE Film Market Share3	No change	Assumes historic rate of share decline of 1 to 2 percentage points and the potential impact from a fourth buprenorphine/naloxone sublingual film generic in the U.S. market
Adjusted Gross Margin	No change	Low to mid 80% range
Adjusted SG&A	($550m) to ($560m) Reflecting discontinuation of the sales and marketing of PERSERIS	($575m) to ($590m)
R&D	No change	($120m) to ($130m)
Adjusted Operating Profit	$285m to $320m (approx. 100 bps of margin expansion vs. FY 2023)	$330m to $380m
1 Guidance assumes no material change in exchange rates for key currencies compared with FY 2023 average rates, notably USD/GBP and USD/EUR
2 Biomedical Advanced Research and Development Authority
3 Reflecting underlying share erosion at a similar rate to the last two years (approximately 2 share points p.a.)

Long-term Net Revenue Targets Remain Unchanged:
The Group remains confident that given the scale of the U.S. opioid epidemic, which is now being driven by misuse of fentanyl and other synthetic opioids, its opportunity to help patients and deliver value for shareholders remains intact. The unique profile of SUBLOCADE's paradigm-shifting treatment gives the Group confidence in delivering on its stated NR targets for SUBLOCADE: exiting 2025 at a $1 billion NR run-rate and achieving greater than $1.5 billion in peak annual NR.

Settlement with Certain End Payors:

On July 8, 2024, Indivior Inc. and Indivior Solutions Inc. reached an agreement via mediation with Blue Cross Blue Shield of Massachusetts, Inc., Health Care Service Corp., Blue Cross and Blue Shield of Florida, Inc., Molina Healthcare, Inc., Aetna, Inc., and certain of their affiliates (collectively, the "Plaintiffs") to resolve consolidated antitrust litigation proceedings in Roanoke County Circuit Court. These actions had been pending since 2020. The agreement will terminate the trial that was scheduled to begin on July 15, 2024.

As part of the agreement with the plaintiffs, Indivior will pay $85 million and will take a charge of $85 million in the second quarter, which will be excluded from adjusted earnings. Payment will be funded from Indivior's existing cash balance.

Conference Call Information:

Indivior will host a presentation via live webcast at 1:00 p.m. London time (8:00 a.m. U.S. Eastern) today. The webcast event can be accessed on the "Investors" section of the Group's website at www.indivior.com before the event begins.

Participants may access the event telephonically to ask a question by registering with the following link:
https://register.vevent.com/register/BI07a0798620a745bca417b4b9d15d9fe2
(Registrants will have an option to be called back directly immediately prior to the call or be provided a call-in # with a unique pin code following their registration)

The webcast link is: https://edge.media-server.com/mmc/p/nga7b6n

Important Cautionary Note Regarding Forward-looking Statements

This press release contains certain statements that are forward-looking. Forward-looking statements include, among other things, statements regarding financial guidance for 2024, including sales expectations for SUBLOCADE, PERSERIS, and OPVEE, expected growth in adjusted operating income and expected margin expansion; expected medium term margin expansion and cash flow generation; peak net revenue goals for SUBLOCADE and OPVEE, and a $1 billion net revenue run rate for SUBLOCADE by the end of 2025; our expectation that we will continue to grow and increase shareholder value; our expectation that cessation of PERSERIS marketing efforts will not impact sales of our other products; expected costs and timing of costs, and related expense savings, from no longer marketing PERSERIS; our expectation that the Court will approve the settlement with the end payors; and other statements containing the words "believe," "anticipate," "plan," "expect," "intend," "estimate," "forecast," "strategy," "target," "guidance," "outlook," "potential," "project," "priority," "may," "will," "should," "would," "could," "can," "outlook," "guidance," the negatives thereof, and variations thereon and similar expressions. By their nature, such forward-looking statements involve risks and uncertainties as they relate to events or circumstances that may or may not occur in the future.

Actual results may differ materially from those expressed or implied in these forward-looking statements due to a number of factors, including: lower than expected future sales of our other products; increased impacts from competition; failure to achieve market acceptance of OPVEE; the possibility that the Court will not approve the settlement, the possibility that the Court will require changes to the settlement prior to approving it, potential delays in obtaining Court approval of the settlement; and those factors described in Indivior's Annual Report on Form 20-F for the fiscal year 2023 and its other filings with the U.S. Securities and Exchange Commission.

We have based the forward-looking statements in this press release on our current expectations and beliefs concerning future events. Forward-looking statements contained in this press release apply only at the date of this press release, and we undertake no obligation publicly to update or revise any forward-looking statement, whether due to new information, future developments or otherwise.

About Indivior
Indivior is a global pharmaceutical company working to help change patients' lives by developing medicines to treat substance use disorders (SUD) and serious mental illnesses. Our vision is that all patients around the world will have access to evidence-based treatment for the chronic conditions and co-occurring disorders of SUD. Indivior is dedicated to transforming SUD from a global human crisis to a recognized and treated chronic disease. Building on its global portfolio of OUD treatments, Indivior has a pipeline of product candidates designed to both expand on its heritage in this category and potentially address other chronic conditions and co-occurring disorders of SUD, including alcohol use disorder and cannabis use disorder. Headquartered in the United States in Richmond, VA, Indivior employs more than 1,100 individuals globally and its portfolio of products is available in 37 countries worldwide. Visit www.indivior.com to learn more. Connect with Indivior on LinkedIn by visiting www.linkedin.com/ company/indivior.

This release is being made by Kathryn Hudson, Company Secretary Indivior PLC.

Contact:
Jason Thompson
Vice President, Investor Relations
Tel: 804-402-7123 or jason.thompson@indivior.com

Tim Owens
Director, Investor Relations
Tel: 804-263-3978 or timothy.owens@indivior.com

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